Clifton Star Resources Inc.

NEWS RELEASE

Clifton Star Announces Executive Appointments and an
Update of Activities.

Quebec City, Quebec, January 23, 2012 —Clifton Star Resources Inc. (“Clifton”) (TSXV: CFO) announces the following appointments and management changes:

Mr. Louis C. Martin, P.Geo., is appointed Vice President Exploration.

Mr. Martin has over 27 years of continuous, professional experience with major and junior mining companies throughout Quebec and Ontario. He has extensive knowledge of various gold and base metal deposits, and has worked in the Noranda, Hemlo, Red Lake, Timmins, Val-d'Or and Malartic camps. He was part of two different exploration teams that received the Quebec Prospectors Association “Discovery of the Year” award in 2005 (West Ansil deposit) and in 1989 (Louvicourt deposit), respectively. Mr. Martin was recently Senior Geologist for Xstrata Copper in Timmins, Ontario. Previously, he worked for Falconbridge, Noranda, Goldcorp, Teck, and Aur Resources. Mr. Martin will replace Mr. Fred Archibald, P. Geo., who resigned as VP of Exploration. The Board would like to thank Mr. Archibald for the work performed on the Duparquet properties, and is pleased that he has agreed to continue to work for Clifton on a consulting basis.

Mr. Louis Dufour, C.A., joins Clifton as Vice President Finance and CFO.

Mr. Dufour has over 32 years of professional experience, and has been involved in several major financings. He was recently Vice President Finance and CFO for a multinational company involved in the design and fabrication of specialized tanks and vessels. Previously, he was Vice President, Finance and Administration and CFO of an international company that specialized in the design, fabrication and assembly of Flight Simulators. At the beginning of his career, Mr. Dufour worked for KPMG for several years, before becoming Controller of Kenworth of Canada. Mr. Dufour will take over from Mr. Ian Beardmore, who has been CFO of Clifton. The Board of Clifton would like to thank Mr. Beardmore for his contribution over the last five years.

Michel Bouchard, President and CEO commented that: "Both of the new executives have had distinguished careers and they will strengthen the senior management team. We are adding experienced people to enable Clifton to develop the Duparquet properties on a fast track approach.”

Status of Cease Trade Order (CTO)

The British Columbia Securities Commission (“BCSC”) suspended the trading following notification to the company that (among other issues which have been rectified) the Donchester Property report filed in August 2010 was not prepared according to NI 43-101 criteria. Subsequent to this notification, the report was revised and updated by another independent consultant, and the updated Donchester Property report was filed with the BCSC at the beginning of December 2011. Following additional questions from the BCSC, it is currently being revised to comply with all regulations. The Company is diligently working with the BCSC to have the CTO lifted. Although Clifton management believe that the situation will be resolved, it is not possible to forecast the exact time when this will happen.

2011 Duparquet Project Exploration Work by Clifton:

Clifton‟s 2011 exploration program on the Duparquet project was aimed at increasing its knowledge of the mineralization on the Beattie, Donchester and Central Duparquet properties, and determining the extent of the gold zones in order to facilitate a better evaluation of the current resources.

Since Clifton resumed drilling in July of 2011, a total of 27,302 meters within 75 holes was drilled on the Duparquet Project. This drilling was composed of 12,774 meters of reaming (to be able to deepen existing holes) and 14,528 meters of new drilling. Most of these holes were drilled on the Beattie and Donchester properties to increase the continuity of the zones and to extend previous holes that had ended in mineralization. The Company expects to release the results of this campaign, once all assay results are received and the CTO is lifted.

These results, as well as all previous drilling results, are presently been used by InnovExplo, a mining consulting firm located in Val-d'Or, to prepare a comprehensive NI 43-101 resource report on the Duparquet Project, which includes the Beattie, Donchester, Dumico and Central Duparquet properties - as well as the Beattie tailings. The Company expects to have the report conclusions available and to be released in April of 2012.

The InnovExplo NI 43-101 resource report will form the basis for retaining an independent consulting firm to prepare a Preliminary Economic Assessment (“PEA”).

2012 Duparquet Project Exploration

Following the exploration success achieved over the past two years, Clifton will continue to actively invest in exploration, with a view to expanding mineral resources of the Duparquet Project and identifying new targets.

In the first half of 2012, the Company plans to spend approximately $2.0 million on exploration, with most of that allocated to realize approximately 15,000 meters of drilling. The primary focus of this exploration program will be to test the extension of the mineralized zones to depth on the properties, as nearly no historical drilling has been attempted below a depth of 500 meters, which is considered shallow drilling for the Abitibi Gold Belt (See figure 1 attached to this news release), since several gold deposits in the Abitibi Gold Belt are known to extend to more than a kilometer down. The drilling campaign will be a combination of the deepening of existing holes and the drilling of new holes. The current 3D compilation and diamond drilling programs in progress will identify new targets for testing, define the continuity of the zones, and eventually enable an upgrade of the resources categories.

As work advances and the results are known, the exploration drilling campaign will be adjusted for the last half of 2012.

Metallurgical Testing

Clifton has started a series of metallurgical tests (at SGS Canada Inc., located in Lakefield, Ontario) on the Duparquet ore zones and the Beattie tailings to confirm and, if possible, improve on the expected recoveries of the gold. Tests by Osisko in 2010 (flotation, off-the-shelf pressure oxidation, and cyanidation) had resulted in an 83% overall gold recovery, while recent preliminary tests have indicated overall gold recoveries as high as 90%. These test results will be utilized by InnovExplo as one input component in the determination of cutoff grades. In addition, they will be incorporated in the PEA.

Technical Information and Qualified Persons

The assay analyses performed during Clifton‟s drill programs are subject to a formal quality assurance and quality control (“QA/QC”) program. Diamond drill core is logged and sampled on site at the Company‟s exploration office in Duparquet, with sample transport by the Company or courtesy courier to Activation Laboratories Ltd. (SteGermaine-de-Boule, QC and Ancaster, ON), an independent accredited laboratory for assay analysis. Samples are also shipped to Accurassays Laboratories Ltd., (Thunder Bay, ON), an accredited laboratory, which is independent of the Company.

The Company‟s exploration team designed and executed the 2011 drilling program under the supervision of Mr. Fred Archibald, P. Geo., a Qualified Person as defined by National Instrument 43-101, who has reviewed and approved the content of this news release.

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

mbouchard@cliftonstarresources.com

418-781-0803

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward Looking Information

Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute „forward-looking statements‟ within the meaning of the „safe harbor‟ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words „expect‟, „believe‟, „will‟, „intend‟, „estimate‟ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Clifton Star Resources to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company's most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

Clifton Star Resources Inc.

NEWS RELEASE

Appendix:

Figure 1:

Plan view and longitudinal view of Beattie-Donchester- Dumico and Central Duparquet properties drill holes traces.

Drilling - Duparquet Properties

CLIFTON STAR RESOURCES INC.

Plan View
1987-2010 DDH
2011 DDH
1000m
N
W
E
S

Surface
-300m
-800m
-1300m
-1800m
Beattie
Donchester
Central Duparquet
Dumico
Central Duparquet
W
E

Longitudinal View (Looking North)